UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Private Placement

On September 4, 2026, Sagtec Global Limited (the “Company”) entered into a definitive private subscription agreement (the “Subscription Agreement”) with HRH Prince Hassanal of Pahang (the “Subscriber”), pursuant to which the Subscriber agreed to purchase 850,000 Class A ordinary shares of the Company (the “Shares”) at a purchase price of US$0.65 per Share, for aggregate consideration of US$552,500.

The closing of the private placement is subject to customary closing conditions, including approval by the Company’s board of directors and compliance with applicable securities laws and Nasdaq requirements. At the closing, the Company will issue and allot the Shares to the Subscriber and record the Subscriber as the holder of the Shares in the Company’s register of members.

Under the Subscription Agreement, the Subscriber is required to pay the aggregate subscription amount in full within six months following the issuance date. The payment obligation is absolute, unconditional and binding and will not accrue interest before the payment due date. The Subscriber may pay all or any portion of the subscription amount before the payment due date without penalty.

If the Subscriber fails to pay any outstanding portion of the subscription amount by the payment due date, the Company may provide written notice requiring payment within 14 days after receipt of the notice. If the default is not cured within that period, the Company may exercise the remedies available under the Subscription Agreement, the Company’s memorandum and articles of association and applicable law, including recovery of the unpaid amount and, to the extent legally permissible, forfeiture or cancellation of the Shares.

The Company intends to use the proceeds from the private placement for working capital, general corporate purposes, operational expenditures, strategic initiatives, business expansion and other lawful purposes determined by its board of directors.

The Shares will be issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and will constitute “restricted securities” within the meaning of Rule 144 under the Securities Act. The Shares may not be offered, sold, pledged or otherwise transferred absent registration under the Securities Act or an applicable exemption from registration.

The Subscription Agreement is governed by the laws of the State of New York.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference. A copy of the press release is furnished as Exhibit 99.2 to this report on Form 6-K.

EXHIBITS

Exhibit 99.1	Definitive Private Subscription Agreement, dated September 4, 2026, between the Company and HRH Prince Hassanal of Pahang

Exhibit 99.2	Press Release dated September 18, 2026, titled “Sagtec Global Completes Strategic Private Placement with His Royal Highness the Crown Prince Hassanal of Pahang, Malaysia”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: September 18, 2026

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